[redacted]

07021427

HT & JAWORSKI L.L.P.
RED LIMITED LIABILITY PARTNERSHIP
IFTH AVENUE, 31ST FLOOR
ORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

February 15, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2007

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

Enclosure

45860311.1

Offen für neue Horizonte. Vienna International Airport

Vienna International Airport: 6% passenger growth in January
Further increase in traffic to Eastern Europe with a plus of 16.9%

The good development of traffic that was recorded throughout 2006 continued into January 2007 in all segments. The number of passengers rose by 6.0% over the comparable month in the previous year to 1,148,082 and the number of transfer passengers increased 7.9%. Flight movements rose by 4.6% during this period and maximum take-off weight grew by 4.4%.

The positive trend in traffic to Eastern Europe and the Near East also continued during January. The number of passengers travelling to Eastern Europe and the Near East rose by 16.9% and 16.5%, respectively, over the levels recorded in January 2006.

The Results in Detail	January 2007	Change vs. 2006 in %
Passengers:	1,148,082	+6.0
Transfer Passengers:	424,228	+7.9
Maximum take off weight (in tonnes):	522,960	+4.4
Flight movements (arrival + departure):	18,743	+4.6
Cargo in tonnes (air cargo and trucking):	19,188	+1.6

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007 23000

05/07 ... KA/EK ... 14. February 2007

END